Exhibit 4.1

S0667D

AGREEMENT REGARDING AMENDMENTS
TO
LOAN DOCUMENTS

This AGREEMENT REGARDING AMENDMENTS TO LOAN DOCUMENTS (this “Amendment Agreement”) is made and entered into as of June 2, 2003, by and between COMMONWEALTH TELEPHONE COMPANY (“Borrower”) and COBANK, ACB (“CoBank”).

RECITALS

WHEREAS, Borrower and CoBank have previously entered into that certain Amended and Restated Loan Agreement, dated as of September 30, 1999, and that certain Second Amended and Restated Line of Credit, dated as of June 4, 2002 (as amended, the “Line of Credit Agreement”; and as both such agreements have been amended, collectively, the “Loan Agreements”); and

WHEREAS, Borrower and CoBank desire to extend the term of the Line of Credit Agreement and make certain changes to the financial covenants in the Loan Agreements as more particularly set forth in this Amendment Agreement;

NOW, THEREFORE, in consideration of the foregoing and the agreements set forth in this Amendment Agreement, Borrower and CoBank hereby agree as follows:

SECTION 1. Section 1 of the Line of Credit Agreement is hereby amended and restated in its entirety as follows:

“SECTION 1. The Loan. On the terms and conditions set forth in this Agreement, and subject to Section 11, CoBank agrees to make advances to the Borrower during the period commencing on June 4, 2003 and ending on June 1, 2004 (the “Availability Period”) in an aggregate principal amount up to $65,000,000 at any one time outstanding (the “Loan”). Within the limits of the Loan, the Borrower may borrow, repay and reborrow.”

SECTION 2. Section 3 of the Line of Credit Agreement is hereby amended and restated in its entirety as follows:

“SECTION 3. Availability. Subject to Section 11, the advances under the Loan will be made on any day on which CoBank is open for business (a “Business Day”), except any day when Federal Reserve Banks are closed, by wire transfer of immediately available funds to such account or accounts as the Borrower may designate, provided that (i) an authorized officer of the Borrower shall have provided CoBank with at least one Business Days’ prior written notice of the date on which such advance under the Loan is to be made (each, a “Funding Date”), unless the Borrower elects to have a portion of the Loan accrue interest at a LIBOR Rate (as defined in Section 4(A)(2)), in which case the Borrower shall have provided such notice two Banking Days (as defined below) prior to such Funding Date and such Funding Date shall be a Banking Day, and (ii) any Funding Date so designated shall not be later than the last day of the Availability Period. A “Banking Day” means a Business Day on which dealings in U.S. dollar deposits are carried out in the London Interbank Market and banks are open for business in New York, New York and London, England.”

SECTION 3. The first two sentences of Section 5 of the Line of Credit Agreement are hereby amended and restated in their entirety as follows:

“The principal balance of the Loan shall be repaid on the first Business Day following the last day of the term of the Loan, as the term may be renewed from time to time. The term of the Loan shall be from June 4, 2003 to June 1, 2004 (the “Maturity Date”).”

SECTION 4. The first sentence of Section 13(J)(1) of each of the Loan Agreements is hereby amended and restated in its entirety as follows:

“Maintain at all times, on a Consolidated Basis, a Total Leverage Ratio not in excess of 3.0:1.0.”

SECTION 5. The first sentence of Section 13(J)(3) of each of the Loan Agreements is hereby amended and restated in its entirety as follows:

“Maintain at all times, on a Consolidated Basis, an Equity to Total Capitalization Ratio of not less than 25.0%.”

SECTION 6. All references to the Loan Agreements amended hereby, in such agreements or in any other document, instrument or agreement executed or delivered in connection therewith, shall be deemed a reference to such Loan Agreements as amended by this Amendment Agreement. Except as expressly provided in this Amendment Agreement, the execution and delivery of this Amendment Agreement does not and will not amend, modify or supplement any provision of, or constitute a consent to or a waiver of any noncompliance with the provisions of, the Loan Agreements or any other document, instrument or agreement executed or delivered in connection therewith, and, except as specifically provided in this Amendment Agreement, the Loan Agreements and all other documents, instruments and agreements executed or delivered in connection therewith shall remain in full force and effect.

SECTION 7. Borrower hereby represents and warrants to CoBank as follows:

(a)        Borrower has the right and power, and has taken all necessary action to authorize it, to execute, deliver and perform this Amendment Agreement in accordance with its terms. This Amendment Agreement has been duly executed and delivered by Borrower and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

(b)        The execution, delivery and performance by Borrower of this Amendment Agreement in accordance with its terms do not and will not, by the passage of time, the giving of notice or otherwise,

(i)         require any governmental approval or violate any applicable law relating to it; or

(ii)        conflict with, result in a breach of or constitute a default under the organizational documents of Borrower, any material provision of any indenture, agreement or other instrument to which it is a party or by which it or any of its properties may be bound or any governmental approval relating to it.

(c)        The representations and warranties of Borrower set forth in the Loan Agreements and in any other document, instrument or agreement executed or delivered in connection therewith are true and correct as of the date hereof as if made on the date hereof.

SECTION 8. This Amendment Agreement does not constitute a novation of the Loan Agreements or any other document, instrument or agreement executed or delivered in connection therewith.

SECTION 9. This Amendment Agreement shall become effective as of its date and shall bind all parties only upon the execution and delivery by Borrower and CoBank of this Amendment Agreement.

SECTION 10. Borrower agrees to pay to CoBank, on demand, all out-of-pocket costs and expenses incurred by CoBank, including, without limitation, the reasonable fees and expenses of counsel retained by CoBank, in connection with the negotiation, preparation, execution and delivery of this Amendment Agreement.

SECTION 11. This Amendment Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original and shall be binding upon all parties and their respective permitted successors and assigns, and all of which taken together shall constitute one and the same agreement.

SECTION 12. Except to the extent governed by applicable federal law, this Amendment Agreement shall be governed by and construed in accordance with the laws of the State of Pennsylvania, without reference to choice of law doctrine.

[Signatures Follow on Next Page]

IN WITNESS WHEREOF, Borrower and CoBank have caused this Amendment Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

COMMONWEALTH TELEPHONE COMPANY
By:	DONALD P. CAWLEY

Attest:	RAYMOND B. OSTROSKI

[CORPORATE SEAL]

COBANK, ACB
By:	/s/ JOHN P. COLE

Name:	John P. Cole
Title:	Vice President